Via EDGAR and E-mail

December 19, 2012

Mr. Kevin R. Woody

Mr. Wilson K. Lee

U.S. Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	KBS Legacy Partners Apartment REIT, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2011
Filed on March 13, 2012
File No. 333-161449

Dear Mr. Woody and Mr. Lee:

We are writing to provide information that addresses the comments you raised in your correspondence dated December 13, 2012 related to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “10-K”). For your convenience, we have reproduced your comments below, along with our responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Risk Factors, page 10

1.	We note your disclosure on page 42 that distributions paid exceeded cash flows from operating activities and funds from operations. In future Exchange Act reports, please revise the risk factor disclosure relating to dividend coverage to specify the percentage coverage with respect to total distributions and the shortfall in cash flow from operations and funds from operations.

Response: The Company undertakes to revise and disclose in its future Exchange Act reports the risk factor disclosure relating to dividend coverage to specify the percentage coverage with respect to total distributions and the shortfall in cash flow from operations and funds from operations.

Consolidated Statements of Operations, page F-4

2.	We note that you have included distributions declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Mr. Kevin R. Woody

Mr. Wilson K. Lee

U.S. Securities and Exchange Commission

December 19, 2012

Response: The Company has considered the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification as it relates to the presentation of distributions declared per common share on the face of its Consolidated Statements of Operations, and undertakes in future Exchange Act reports to remove the disclosure from its Consolidated Statements of Operations and move the disclosure to the notes to the financial statements.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please call me at (949) 417-6563.

Sincerely,

/s/ David E. Snyder

David E. Snyder

Chief Financial Officer, Treasurer and Secretary

cc:	Damon M. McLean, Esq.
DLA Piper LLP (US)